UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Room 213 to 215, Block 8
No. 1150 Luochuan Middle Road
Shanghai 200072, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1

Zuoan Fashion Limited Announces
Third Quarter 2011 Financial Results

~ Company Meets Third Quarter Revenue & Exceeds Net Income Guidance Forecast ~
~Company Raises Full Year 2011 Revenue & Net Income Guidance~
~ 3Q11 Revenue Increased 36.6% to RMB424.8 million from RMB311.1 million in 3Q10 ~
~ 3Q11 Net Income Increased 30.0% to RMB92.2 million from RMB70.9 million in 3Q10 ~

Shanghai, China, December 7, 2011 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the third quarter ended September 30, 2011.

James Hong, Founder, Chairman, CEO and Chief Designer, commented, “Our third quarter results reflect continuing robust growth to our top and the bottom lines, both of which exceeded expectations.  Our growth benefitted from greater levels of distributor stores sales and from higher revenue generated from our direct flagship stores.We experienced strong demand for our products at our recent sales fairs which helped increase distributor level sales volume over the prior year period.  We also benefitted from our increase in wholesale prices to distributors which allowed us to capture greater revenue and improved margin.”

“Our store opening plan remained active in the third quarter, with total 1,246 store locations opened as of September 30, 2011. We continue to evaluate further expansion opportunities in the fourth quarter with the aim of opening additional distributor stores, distributor-operated flagship stores and self-operated flagship stores in the fourth quarter.”

“We advanced our marketing initiatives in the third quarter by sponsoring a high profile Chinese TV series scheduled for broadcast early next year and participated in the ‘Who’s Next’ fashion show in Paris, where we enjoyed favorable response from the show participants and fashion professionals.”

“Zuoan is a well-recognized fashion menswear brand with a talented design team, trend-setting product mix, large and growing distribution network and healthy cash position.  Such qualities provide us with the opportunity for continued growth.  As such we are pleased to raise our full year 2011 revenue and net income outlook.”

Third Quarter 2011Financial Performance

Revenue for the third quarter was RMB424.8 million ($66.6 million), a 36.6% increase from RMB311.1 million ($48.8 million) in the same period last year.  The increase in revenue was driven by distributor sales volume.  Third quarter distributor sales increased 33.9% to RMB404.4 million compared to RMB302.0 million in the third quarter of 2010. A net total of 54 distributor and sub-distributor stores, 3 self-operated retail stores and 22 distributor-operated and self-operated flagship stores were opened in the third quarter of 2011, resulting in a total of 1,246 store locations at the end of September 30, 2011 compared to 1,167 store locations at the end of June 30, 2011 and 1,075 store locations at the end of September 30, 2010.

Cost of sales increased 29.3% to RMB236.6 million ($37.1 million) in the third quarter of 2011 from RMB183.0 million ($28.7 million) in the same quarter of 2010, primarily as a result of the increase in sales volume. As a percentage of revenues, cost of sales decreased to 55.7% in the third quarter of 2011 from 58.8% in the third quarter of 2010.

Gross profit in the third quarter of 2011 increased 46.9% to RMB188.1 million ($29.5 million) from RMB128.1 million ($20.1 million).  Third quarter 2011 gross profit margin increased to 44.3% compared to 41.2% in the same period last year, primarily due to an increase in wholesale prices to company distributors as well as from higher gross profit margins from Zuoan self-operated retail and flagship stores.

Selling and distribution expenses increased 226.4% to RMB46.6 million ($7.3 million), or 11.0% of total revenue, in third quarter of 2011 from RMB14.3 million ($2.2 million), or 4.6% of total revenue, in the same period last year, mainly due to (i) an increase in renovation costs and cost of fittings for existing distributor retail stores and new distributor retail and flagship stores; (ii) a larger number of self-operated stores opened; and (iii) an increase in design consultancy fees.

Administrative expenses increased 11.0% to RMB15.6 million ($2.4 million), or 3.7% of total revenue, in the third quarter of 2011 from RMB14.0 million ($2.2 million), or 4.5% of total revenue, in the same period last year, primarily due to an increase in the directors’ remuneration, staff salaries, legal professional fees and equity-settled employee benefit expenses related to the Company’s initial public offering offset by the decrease in one-time IPO related expenses and the decrease in exchange losses, which were associated with the convertible loans in third quarter of 2010. Such convertible loans were converted to equity in 2011 in connection with our IPO.

Effective tax rate in the third quarter was 26.6% compared to 27.3 % in the prior year period.

Net income for the third quarter of 2011 increased 30.0% to RMB92.2 million ($14.4 million) from RMB70.9 million ($11.1 million) in the same period last year.  Third quarter net income as a percentage of revenue was 21.7% compared to 22.8% in the prior year period mainly due to the higher selling and distribution expenses.

Diluted earnings per share was RMB0.83 ($0.13) in the third quarter of 2011 compared toRMB0.84 ($0.13) in the third quarter of 2010. The Company’s diluted number of shares outstanding increased 28.3% to 111.3 million in the third quarter ended September 30, 2011 compared to 86.7 million in the 2010 third quarter period.

As of September 30, 2011, the Company had cash and cash equivalents of RMB732.8 million ($114.9 million), compared to RMB716.5 million ($112.3 million) as of June 30, 2011 and RMB 367.7 million ($57.7 million) as of December 31, 2010.  Net cash generated from operating activities was RMB4.3 million ($0.7 million) in the three months ended September 30, 2011, compared with RMB16.2 million ($2.5 million) net cash used in operating activities in the three months ended September 30, 2010.

Outlet Type:	3Q2010	3Q2011
Direct Stores	31	3
Distributor and Sub-distributor Stores	1,044	1,199
Company-Operated Flagship Stores	0	17
Distributor-Operated Flagship Stores	0	27

Total:	1,075	1,246

Financial Outlook

For the fourth quarter of 2011, the Company currently anticipates revenue in the range of RMB310-RMB330 million ($48.6-$51.7 million), gross margin of approximately 43-44%, net income of approximately RMB62.2-RMB66.6 million ($9.8 -$10.4 million) and basic and fully diluted EPS of approximately RMB0.56 ($0.09) - RMB0.60 ($0.09).  The Company expects to have approximately 111.3 million number of shares (27.8 million ADSs) outstanding during the quarter ending December 31, 2011.

For the full year 2011, the Company currently anticipates revenue in the range of RMB1.19-RMB1.21 billion ($185.9-$189.0 million), net income of approximately RMB247.7-RMB252.1 million ($38.8-$39.5 million) and basic and fully diluted EPS of approximately RMB2.23 ($0.35) - RMB2.27 ($0.36).

Zuoan expects to open approximately 5 self-operated flagship stores in the fourth quarter.  Approximately 10-20 new retail stores and 5 flagship stores are expected to be opened by distributors and sub-distributors in the fourth quarter of 2011.

Conference Call Information

Zuoan’s management will host an earnings conference call on December 7, 2011 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing #1-201-493-6780.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through December 14, 2011.  Listeners may access the replay by dialing #1-858-384-5517, access code: 384060.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.3780 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2011.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai.  Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 27 of China’s 32 provinces and municipalities.  As of September 30, 2011, Zuoan had 1,246 stores located in China.

Unaudited Financial Information

Except for certain audited consolidated financial information as of or for the year ended December 31, 2010 included in the Company’s 20-F filed with the SEC on June 27, 2011, the financial information included herein is unaudited, consolidated and prepared in accordance with International Financial Reporting Standards. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our annual consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information included herein should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information included herein is not necessarily indicative of our results for any future period.

Forward-Looking Statements

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy and statements about industry trends and Zuoan Fashion Limited’s future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, among other things, those relating to our anticipated growth strategies, our future business development, our ability to promote our brand based on consumer preference or demand, our relationship with distributors and sub-distributors, and trends and competition in the fashion casual menswear industry. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
U.S.: +1-646-308-1614

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended September 30			Nine months ended September 30
	2010	2011	2011	2010	2011	2011
	RMB	RMB	US$	RMB	RMB	US$
(in thousands)
Revenues	311,057	424,765	66,598	613,878	875,568	137,279
Cost of goods sold	(182,991)	(236,632)	(37,101)	(360,790)	(501,408)	(78,615)
Gross profit	128,066	188,133	29,497	253,088	374,160	58,664
Other income	255	744	117	606	1,708	268
Selling, marketing and distribution expenses	(14,283)	(46,618)	(7,309)	(44,217)	(76,108)	(11,933)
General and administrative expenses	(14,023)	(15,571)	(2,441)	(27,885)	(42,959)	(6,735)
Finance costs	(2,441)	(1,092)	(171)	(6,063)	(3,006)	(471)
Profit before taxation	97,574	125,596	19,692	175,529	253,795	39,792
Income tax expense	(26,666)	(33,443)	(5,243)	(47,846)	(68,257)	(10,702)
Profit after taxation	70,908	92,153	14,449	127,683	185,538	29,090

Other comprehensive (loss)/profit: Foreign exchange difference arising from translation of foreign currency financial statements	599	(822)	(129)	786	(3,784)	(593)
Total comprehensive income for the periods	71,507	91,331	14,320	128,469	181,754	28,497

Earnings per share :
Basic earnings per share	0.89	0.83	0.13	1.60	1.75	0.28
Diluted earnings per share	0.84	0.83	0.13	1.53	1.74	0.27

Weighted average basic number of shares (‘000)	80,000	110,952		80,000	105,777
Weighted average diluted number of shares (‘000)	86,723	111,279		86,456	106,871

Note:
Diluted earnings per share for the three months and nine months periods ended September 30, 2010 are pro forma result as adjusted to reflect the dilutive impact of the convertible loans assuming that would be issuable.  Pro forma diluted earnings per share for the three months and nine months periods ended September 30, 2010 reflects an adjustment to increase profit after taxation by approximately RMB1,720,000 and RMB4,641,000 for the effect of the interest related to the convertible loans.

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31	As of September 30
(in thousands)	2010	2011	2011
ASSETS	RMB	RMB	US$

Non-current assets
Property, plant and equipment	2,720	16,668	2,613
Deferred offering costs	5,757	-	-
	8,477	16,668	2,613
Current assets
Inventories	22,339	28,466	4,463
Trade and other receivables	249,857	430,285	67,464
Prepayments	2,313	3,812	598
Fixed deposits – pledged	1,054	4,210	660
Cash and cash equivalents	367,731	732,782	114,892
	643,294	1,199,555	188,077
Total assets	651,771	1,216,223	190,690

EQUITY AND LIABILITIES

Share capital	134	185	29
Share premium	129,599	426,165	66,818
Reserves	19,360	16,669	2,614
Retained profits	314,610	500,148	78,418
Total equity	463,703	943,167	147,878

LIABILITIES

Current liabilities
Trade and other payables	70,582	175,620	27,535
Interest-bearing bank borrowings	56,700	63,600	9,972
Convertible loans	40,961	-	-
Current income tax payable	19,825	33,836	5,305
Total liabilities	188,068	273,056	42,812

Total equity and liabilities	651,771	1,216,223	190,690

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Periods months ended September 30
	2010	2011	2011
(in thousands)	RMB	RMB	US$
Cash flows from operating activities
Profit before taxation	175,529	253,795	39,792
Adjustments for :
Depreciation of property, plant and equipment	472	1,784	280
Equity-settled employees benefit expenses	-	7,342	1,151
Interest expense on bank borrowings	1,422	3,006	471
Interest expense on convertible loans	4,641	-	-
Interest income	(606)	(1,708)	(268)

Operating profit before working capital changes	181,458	264,219	41,427
Increase in inventories	(8,467)	(6,127)	(961)
Increase in trade and other receivables	(98,357)	(184,411)	(28,914)
Decrease/(Increase) in prepayments	(3,753)	4,258	668
(Increase)/Decrease in fixed deposits pledged	1,400	(3,156)	(495)
Increase in trade and other payables	10,280	111,222	17,438
Cash generated from operations	82,561	186,005	29,164
Interest paid	(1,422)	(3,006)	(471)
Income tax paid	(34,713)	(54,246)	(8,505)
Net cash generated from operating activities	46,426	128,753	20,187

Cash flows from investing activities
Acquisition of property, plant and equipment	(1,324)	(15,732)	(2,467)
Interest received	606	1,708	268
Net cash used in investing activities	(718)	(14,024)	(2,199)

Cash flows from financing activities
Bank loans obtained	48,000	70,150	10,999
Repayment of bank loans	(18,050)	(63,250)	(9,917)
Issuance of ordinary shares	-	41	6
Net IPO proceeds	-	243,381	38,159
Convertible loan obtained	21,256	-	-
Net cash generated from financing activities	51,206	250,322	39,248

Net increase in cash and cash equivalents	96,914	365,051	57,236
Cash and cash equivalents at beginning of the periods	141,569	367,731	57,656
Cash and cash equivalents at end of the periods	238,483	732,782	114,892

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: December 7, 2011	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer